SECURITIES AND EXCHANGE COMMISSION
Washington, DC 20549
FORM 6-K
REPORT OF FOREIGN PRIVATE ISSUER
PURSUANT TO RULE 13a-16 OR 15d-16 OF
THE SECURITIES EXCHANGE ACT OF 1934
From: November 28, 2005
IVANHOE MINES LTD.
(Translation of Registrant’s Name into English)
Suite 654 – 999 CANADA PLACE, VANCOUVER, BRITISH COLUMBIA V6C 3E1
(Address of Principal Executive Offices)
(Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.)

Form 20-F ☐	Form 40-F ☑
(Indicate by check mark whether the registrant by furnishing the information contained in this form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.)

Yes: ☐	No: ☑
(If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82-                    .)
Enclosed:
           Press release

SIGNATURES
Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

IVANHOE MINES LTD.
Date: November 28, 2005	By:	/s/ Beverly A. Bartlett
BEVERLY A. BARTLETT
Corporate Secretary

November 28, 2005
Ivanhoe Mines welcomes constructive discussions between mining companies and the Mongolian government on possible improvements to mining law
ULAANBAATAR, MONGOLIA — Robert Friedland, Chairman of Ivanhoe Mines, said today that the company welcomed clarifications provided by Mongolian government officials earlier today on possible revisions to Mongolia’s Minerals Law and their assurances that the Mongolian government was determined to maintain a “good investment environment” in the country.
Officials with Mongolia’s Ministry of Industry and Trade met with representatives of Mongolian and foreign mining companies today and listened to a barrage of industry objections to possible proposed changes to the law that were outlined in a briefing to media last week. Mining industry representatives warned the Mongolian government that the measures proposed last week would, if enacted into law, damage the country’s reputation as a world-class mining country, curtail mineral exploration and put thousands of Mongolians out of work. Officials were reminded that Mongolia’s reputation also had suffered when a 10% tax on gold was implemented in 1998, and later withdrawn after a storm of protest. The exchanges at today’s meeting received nation-wide media coverage in Mongolia.
Media accounts of last week’s briefing incorrectly stated that the proposed changes to the law had been introduced in Mongolia’s parliament. In fact, the government officials made it clear today that the proposed changes have not been finalized and that the government wishes to take the time to reach a compromise approach with the mining industry on changes that would produce a better law that will have a long life and produce benefits for the Mongolian people. The companies have been invited to another meeting with the ministry on Thursday to present further suggestions for improvements to the law. The ministry expects to eventually present proposed changes to the government’s cabinet, which then would be responsible for presenting any changes to parliament for consideration.
In particular, the ministry officials told mining industry representatives today that one of the draft measures discussed with media last week that reportedly would have given the government the right to own as much as 30% of the ordinary shares of a mining company’s “strategic” deposit already had been reworked during the weekend. Under a revised working draft prepared by officials of the ministry and issued for discussion with the mining companies today, the ministry’s revised suggestion is that the government would have the option of acquiring up to 30% of projects that actually had been discovered by government-funded exploration. The ministry currently is proposing that the government would have an option to acquire an interest of up to 15% in so called strategic deposits that were not government funded; however, such a provision would apply only to future projects, and would not be retroactive to existing discoveries and developments, officials said.

Mr. Friedland said Ivanhoe would continue working with mining industry representatives and the ministry to ensure that any changes introduced into parliament would improve the existing law, benefit Mongolians and protect the interests of foreign investors and their shareholders.
Information contacts
North America
Investors: Bill Trenaman 604 688 5755
Media: Bob Williamson 604 331 9880
Mongolia
Layton Croft 976 9911 3339